# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Protara Therapeutics, Inc., CIK 0001359931
CUSIP: 74365U107
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 345 Park Avenue South, 3rd Floor,, New York,, New York (NY), 10010
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-046391
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 1,825,000; sole dispositive power 0; shared dispositive power 1,825,000; aggregate amount beneficially owned 1,825,000 (5.32% of the class)

## Item 1. Issuer
Name of issuer: Protara Therapeutics, Inc.
Address of issuer's principal executive offices: 345 Park Avenue South, 3rd Floor, New York, NY 10010

## Item 2. Person Filing
Name of person filing: Opaleye, L.P.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,825,000
Percent of class: 5.32
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,825,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,825,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Opaleye Management, Inc.: /s/ James Silverman, Managing Member of Opaleye GP LLC, the General Partner of Opaleye, L.P. (02/13/2025)